FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Registrant’s Press Releases dated August 19, 2009.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/Rinat Remler
Rinat Remler
VP & CFO
Dated: August 20, 2009

 -FOR IMMEDIATE RELEASE-
ELRON ELECTRONIC INDUSTRIES ANNOUNCES
SECOND QUARTER 2009 RESULTS AND SIGNING OF A DEFINITIVE
AGREEMENT FOR THE SALE OF ITS HOLDING IN NETVISION
•	DECREASE IN NET LOSS ATTRIBUTABLE TO SHAREHOLDERS IN THE SECOND QUARTER OF 2009 TO $4.1 MILLION, COMPARED WITH $16.8 MILLION IN SECOND QUARTER OF 2008 AND $9.8 MILLION IN FIRST QUARTER OF 2009.

•	DECREASE OF APPROXIMATELY 58% IN ELRON’S NON-CONSOLIDATED G&A COSTS IN THE SECOND QUARTER OF 2009 COMPARED WITH THE SECOND QUARTER OF 2008.

•	GROUP-COMPANY 3DV COMPLETED SALE OF SUBSTANTIALLY ALL ASSETS TO THIRD PARTY; ELRON RECORDED $4.4 MILLION GAIN ON SALE.

•	GROUP-COMPANY MEDINGO RECEIVED FDA CLEARANCE TO MARKET ITS INSULIN MICROPUMP IN THE UNITED STATES.

•	DEFINITIVE AGREEMENT SIGNED FOR THE SALE OF HOLDING IN NETVISION TO IDB GROUP COMPANIES FOR AN AGGREGATE PURCHASE PRICE OF NIS 228.7 MILLION (CURRENTLY EQUAL TO APPROXIMATELY $60 MILLION).
Tel Aviv, Israel, August 19, 2009 – Elron Electronic Industries Ltd. (Nasdaq: and TASE: ELRN) (“Elron” or the “Company”) today reported financial results for the second quarter and first half of 2009.
Elron’s net loss attributable to shareholders in the second quarter amounted to $4.1 million, a substantial improvement from the $16.8 million net loss in the second quarter of 2008, and the $9.8 million net loss in the first quarter of 2009.
Second quarter results included a gain, net of noncontrolling interest, in the amount of $4.4 million resulting from the sale of substantially all of the assets of Elron’s group company, 3DV Systems Ltd. (“3DV”), to a third party during the second quarter of 2009.
Second quarter results also included $7.4 million of losses recorded with respect to Elron’s group companies, as compared with $14.5 million in the second quarter of 2008, of which impairment charges recorded in respect of Elron’s investments in certain of its group companies amounted to $1.3 million and $2.6 million, respectively.
Elron’s non-consolidated G&A costs in the second quarter of 2009 amounted to approximately $1.1 million, compared with approximately $2.2 million in the first quarter of 2009, and approximately $2.6 million in the second quarter of 2008. The significant decrease was mainly due to the implementation of the Services

Agreement with Discount Investment Corporation Ltd. (“DIC”), which was approved by the shareholders of the Company on April 22, 2009.
Elron’s net loss attributable to shareholders in the first half of 2009 amounted to $14 million, a substantial improvement from the $29.9 million net loss in the comparable period last year. Results for the first half of 2009 include the gain resulting from 3DV’s sale of assets, offset by losses recorded with respect to Elron’s group companies in the amount of $15 million, compared with $25.6 million in the first half of 2008, of which impairment charges recorded in respect of Elron’s investments in certain of its group companies amounted to approximately $2.1 million and approximately $2.7 million, respectively.
Elron’s non-consolidated G&A costs in the first half of 2009 amounted to approximately $3.3 million, compared with approximately $5.3 million in the first half of 2008.
The decrease in losses recorded with respect to Elron’s group companies resulted mainly from the adoption of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”) as reported in the first quarter of 2009, which affected Elron’s accounting for allocation of losses to noncontrolling shareholders in its subsidiaries, reducing Elron’s share in losses of its consolidated companies.
Notable Developments Subsequent to the Second Quarter of 2009
Sale of Elron’s Holdings in NetVision:
Further to Elron’s previous announcements on May 20, 2009, July 5, 2009, and August 16, 2009, Elron today entered into a definitive agreement with DIC and Clal Industries and Investments Ltd. (“CII”), according to which DIC and CII agreed to acquire from Elron its approximately 15% holding in NetVision Ltd. (“NetVision”), a provider of communication services in Israel, at a price per share of NIS 49.6 (currently equal to approximately $13.0), and for an aggregate consideration of approximately NIS 228.7 million (currently equal to approximately $60 million), taking into account an adjustment for dividends recently announced by NetVision, which will be received by Elron. The agreement was approved by Elron’s Audit Committee and the Board of Directors. All figures in US Dollars stated above and below have been translated for convenience purposes at the representative rate of exchange prevailing on August 18, 2009 according to which $1.00 equaled NIS 3.824.
DIC and CII are both majority-owned subsidiaries of IDB Development Ltd. DIC and CII currently hold approximately 31% and approximately 24%, respectively, of NetVision’s outstanding ordinary shares. DIC holds approximately 49% of Elron’s outstanding ordinary shares.
The purchase price was determined in negotiation between the parties based on a valuation received from an independent appraiser which was jointly appointed by Elron, DIC and Clal, and further supported by a fairness opinion of an independent party, which was retained by Elron for such purpose, which concluded that the purchase price is fair and reasonable, from a financial point of view, to Elron’s public shareholders.
The completion of the transaction is subject to obtaining shareholder approval of each of Elron, DIC and CII and applicable regulatory approvals. Additional details regarding the transaction will be included in a proxy statement to be published by Elron in connection with its shareholders meeting for the purpose of obtaining its approval.
Upon the completion of the transaction, Elron expects to record a gain, currently estimated at up to approximately $30 million. This estimated gain is based on NetVision’s shareholders’ equity as of June 30, 2009 and the current US Dollar/New Israeli Shekel exchange rate, and is subject to the effects of changes in NetVision’s shareholders’ equity and the US Dollar/New Israeli Shekel exchange rate until the completion date of the transaction.
There is no assurance of the occurrence or timing of the transaction.
Medingo Receives FDA Clearance to Market its Insulin Micropump in The United States:
On July 29, 2009, Elron announced that Medingo Ltd. (“Medingo”) received clearance from the U.S. Food and Drug Administration (“FDA”), to market its Solo™ MicroPump Insulin Delivery System in the United States. Medingo introduced the Solo MicroPump at the American Association of Diabetes Educators Meeting which took place in Atlanta, Georgia, at the beginning of August 2009. Medingo is currently considering alternatives for its go-to-market strategy and product launch timing, and plans to initiate a limited user experience program in a certain territories in early 2010.
Liquidity, Investments & Shareholders’ Equity:
As of June 30, 2009, Elron’s non-consolidated cash balance amounted to approximately $9.1 million compared with $4.0 million at December 31, 2008. As of June 30, 2009, Elron’s long-term loans, not including loans of its subsidiaries, amounted to $45.4 million. This includes $9.0 million of loans received during the first half of 2009 from DIC.
During the first half of 2009 Elron and RDC – Rafael Development Corporation, its subsidiary, invested an amount of approximately $15 million in its group companies.
During the first half of 2009 Elron received dividends from Given Imaging Ltd. and NetVision in the aggregate amount of approximately $7.1 million.
Shareholders’ equity attributable to shareholders at June 30, 2009, was approximately $158.8 million, which represented approximately 63% of Elron’s total assets, compared with approximately $173.8 million, which represented approximately 68% of Elron’s total assets, at December 31, 2008.

About Elron Electronic Industries:
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.
**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2009	2008
	Unaudited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,028	$17,364
Restricted cash	65	143
Trade receivables	1,680	1,150
Other receivables and prepaid expenses	5,392	5,772
Inventories	2,977	1,999

Total current assets	27,142	26,428

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	144,087	*151,539
Investments in other companies and long-term receivables	67,171	*64,088
Severance pay deposits	2,103	2,942
Other receivables	331	—

Total investments and long-term receivables	213,692	218,569

PROPERTY AND EQUIPMENT, NET	4,501	4,582

INTANGIBLE ASSETS	7,242	7,457

Total assets	$252,577	$257,036

*	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2009	2008
	Unaudited
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	$3,740	$1,142
Current maturities of long-term loans from banks and others	750	2,349
Trade payables	3,997	3,829
Current maturities of Convertible Debentures	1,091	—
Other payables and accrued expenses	9,941	11,846

Total current liabilities	19,519	19,166

LONG-TERM LIABILITIES
Long-term loans from banks and others	42,586	35,062
Long-term loans from shareholders	15,357	6,176
Accrued severance pay and retirement obligations	2,399	4,137
Convertible Debentures	1,680	2,161
Other long term liabilities	356	—

Total long-term liabilities	62,378	47,536

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

EQUITY:
Elron shareholders’ equity:
Ordinary shares of NIS 0.003 par value; Authorized – 35,000,000 shares as of June 30, 2009 and December 31, 2008; Issued and outstanding: 29,650,017 shares as of June 30, 2009 and December 31, 2008, respectively;	9,573	9,573
Additional paid-in capital	276,371	276,286
Accumulated other comprehensive income	84	1,104
Accumulative deficit	(127,213)	**(113,159)

Total Elron shareholders’ equity	158,815	173,804
Noncontrolling interest	11,865	*16,530

Total equity	170,680	190,334

Total liabilities and equity	$252,577	$257,036

*	Reclassified according to FAS 160.

**	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months			Three months			Year ended
	ended June 30,			ended June 30,			December 31,
	2009	2008		2009	2008		2008
	Unaudited			Unaudited
INCOME
Net revenues	$5,566		$2,273	$2,134		$1,241		$6,237
Equity in losses of affiliated companies, net*	(3,425)		*(11,778)	(917)		*(4,431)		*(19,866)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	6,691		153	6,666		52		(44)
Other income (expenses), net	(2,478)		(1,841)	(1,422)		(2,565)		*(21,042)
Financial income (expenses), net	(1,202)		1,240	(1,702)		1,549		1,678

	5,152		*(9,953)	4,759		*(4,154)		*(33,037)

COSTS AND EXPENSES
Cost of revenues	2,808		1,114	1,304		693		3,646
Research and development costs, net	11,563		13,741	6,331		7,803		29,194
Marketing and selling expenses	4,096		3,040	2,247		1,965		7,525
General and administrative expenses	6,664		9,976	2,245		5,312		18,832
Amortization of intangible assets and acquired in- process- research and development write-off	214		4,582	107		106		4,801

	25,345		32,453	12,234		15,879		63,998

Loss before taxes on income	(20,193)		*(42,406)	(7,475)		(20,033)		*(97,035)
Taxes on income	—		(98)	—		34		(1,269)

Net loss	$(20,193)	$	*(42,504)	$(7,475)	$	* (19,999)	$	*(98,304)

Less: Net loss attributable to the noncontrolling interest**	6,232		**12,637	3,326		**3,217		**15,167

Net loss attributable to Elron’s shareholders	$(13,961)	$	**(29,867)	$(4,149)	$	**(16,782)	$	*(83,137)

Net loss per share attributable to Elron’s shareholders:
Basic:
Net loss per share attributable to Elron’s shareholders	$(0.47)	$	* (1.01)	$(0.14)	$	*(0.57)	$	*(2.80)

Diluted:

Net loss per share attributable to Elron’s shareholders	$(0.47)	$	*(1.01)	$(0.14)	$	* (0.57)	$	*(2.84)

Weighted average number of Ordinary shares used in computing basic net loss per share (thousands)	29,650		29,650	29,650		29,650		29,650

Weighted average number of Ordinary shares used in computing diluted net loss per share (thousands)	29,650		29,650	29,650		29,650		29,650

*	Adjusted retroactively based on APB 18, as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

**	Reclassified according to FAS 160.

- FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES ANNUAL GENERAL MEETING OF
SHAREHOLDERS ON SEPTEMBER 24, 2009
Tel Aviv, August 19, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold its Annual General Meeting of Shareholders at 10:30 am, Israel time, on September 24, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel Aviv, Israel.
At the shareholders meeting, the shareholders will be asked to:
(1)	elect nine (9) directors to the Board of Directors of the Company;

(2)	approve the agreement, in which a “Controlling Person” in the Company has a personal interest, for the sale of the Company’s holding in NetVision Ltd., for an aggregate purchase price of approximately NIS228.7 million (currently equal to approximately $60 million );

(3)	approve payment of a special bonus in the amount of NIS950,000 (currently equal to approximately $250,000) to the Chairman of the Board of Directors, Mr. Arie Mientkavich;

(4)	approve the renewal of the existing Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;

(5)	appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(6)	receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2008.
On or about August 26, 2009, the Company expects to file with the U.S Securities and Exchange Commission and the Israel Securities Authority proxy materials in connection with its Annual General Meeting of Shareholders, at which time a proxy statement providing additional details will be made available at no charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il. On or about August 28, 2009 the Company expects to mail the proxy statement to its shareholders of record.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com